December 17, 2004

Via U.S. mail and Fax (801) 575-5006

Randall A. Mackey, Esq.
Mackey Price Thompson & Ostler
350 American Plaza II
57 West 200 South
Salt Lake City, UT 84101-3663

Re: 	Southern Security Life Insurance Company
     Schedule 13E-3
     Amendment No. 1
	File No. 5-08486
	Filed December 6, 2004


Dear Mr. Mackey:

We have reviewed the filing listed above and have the following comments.

Cautionary Statement Concerning Forward Looking
Information, page 11

1. We note your response to our comment. Please remove references to the Private Securities
Litigation Reform Act from your proxy statement, and do not make reference to it in connection with this transaction in future communications.

Special Factors, page 13
Purposes, Alternatives, Reasons and Effects, page 19

2. We note your response to comment 35. Please revise your document to include further detail in this section concerning the reasons for entering into the transaction at this time and the effects of the transaction on the company, the affiliates, and the unaffiliated shareholders.

Fairness of the Going Private Transaction

3. Please revise the disclosure in response to comment 37 to specifically state what determination each filing person, including the individual filers, made as to the fairness of the transactions to the unaffiliated stockholders.

Position of Security National Financial Corporation as to the Fairness of the Merger, page 24

4. Here and each time the phrase appears, delete the language that reads "Under a possible interpretation of the rules governing going private transactions...".

Closing Comments

As appropriate, please amend your documents in response to these comments within 10 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies of the amendment, if required, to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 942-1762, with any questions.

      						Sincerely,



							Julia E. Griffith
							Special Counsel
							Office of Mergers
							and Acquisitions